The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 24, 2016

Pricing Supplement dated , 2016 (To Prospectus dated February 9, 2016 and Prospectus Supplement dated March 7, 2016) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File No. 333-209450

Senior Medium-Term Notes Series I

(U.S. $ Floating Rate)

$                     Floating Rate Senior Notes Due 20

Trade Date:                     , 2016

Original Issue Date:                     , 2016

Principal Amount: $

Net Proceeds to Issuer: $

Price to Public:             % plus accrued interest, if any, from                     , 2016

Commission/Discount:             %

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date:                     , 20

Interest Payment Dates: Quarterly on the              day of                     ,                     , and                      of each year, commencing                     , 2017 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Payment Date will be the next preceding business day)

Interest Rate: 3-month LIBOR +              basis points

Initial Interest Rate: 3-month LIBOR +              basis points determined on the second London Banking Day preceding the Original Issue Date

Interest Reset Dates: Quarterly on the              day of                     ,                     ,                     , and                      of each year, commencing                     , 2017 (or the next business day, if an Interest Reset Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Reset Date will be the next preceding business day)

Base Rate: LIBOR (the designated LIBOR page shall be Reuters page LIBOR01 and the LIBOR currency shall be U.S. Dollars)

Index Maturity: 3-month

Spread: +              basis points

Interest Determination Dates: The second London Banking Day preceding the related Interest Reset Date

Optional Redemption Date:                     , 20

Redemption Price: The principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole, but not in part, at the option of the issuer on the Optional Redemption Date at the Redemption Price, plus accrued and unpaid interest thereon to the Optional Redemption Date on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the Optional Redemption Date.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Supplemental Risk Factor: Please note that in the following risk factor, “we” and “our” refer only to The Bank of New York Mellon Corporation and not to its consolidated subsidiaries.

The application of our preferred resolution strategy could adversely affect our liquidity and financial condition and our ability to pay the holders of the Notes.

Following the receipt of feedback from the Federal Reserve and the FDIC in April 2016 on our 2015 resolution plan, we determined that, in the event of our material financial distress or failure, our preferred resolution strategy under Title I of the Dodd-Frank Act would be a single point of entry strategy. Under this strategy, before commencing proceedings in a U.S. Bankruptcy Court, we would recapitalize and provide liquidity to certain major subsidiaries with the goal of enabling these subsidiaries to continue operating. Following the recapitalizations and provision of liquidity, we would be resolved under the U.S. Bankruptcy Code.

In connection with the development of the single point of entry strategy, we intend to enter into a support agreement with certain of our major subsidiaries to facilitate the recapitalizations and provision of liquidity. The support agreement is expected to require us to pledge a significant amount of our assets to support our obligations to recapitalize and provide liquidity to our major subsidiaries. We expect to continue to have sufficient liquidity to meet our obligations, including with respect to the Notes, during business-as-usual circumstances. The terms of the support agreement have not been finalized and may change, possibly materially, from our current expectations.

Consistent with the Federal Reserve’s proposal regarding total loss-absorbing capacity (TLAC) and the FDIC’s single point of entry strategy under Title II’s Orderly Liquidation Authority, our single point of entry strategy and associated support agreement is being developed so that our shareholders and unsecured creditors (including holders of the Notes) bear any losses resulting from our bankruptcy. Consequently, if we were to become subject to a bankruptcy proceeding and our single point of entry strategy is successful, creditors of some or all of our major subsidiaries would receive full recoveries on their claims, while our security holders (including holders of the Notes) could face significant losses, potentially including the loss of their entire investment. If this strategy is implemented and is not successful, our security holders (including holders of the Notes) may be in a worse position than if the strategy had not been implemented (and the recapitalizations and provision of liquidity had not occurred) because assets provided to our major subsidiaries would not be available to pay the holders of our securities (including the Notes).

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC
BNY Mellon Capital Markets, LLC

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $             for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.